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                                                                      EXHIBIT 28

                                                            ALLIED LIFE
                                                             [LOGO]

NEWS RELEASE-
FOR IMMEDIATE RELEASE  CONTACT: Sam Wells (515) 280-4854
                       INTERNET ADDRESS: http://www.cfonews.com/alfc
                       ALLIED LIFE FINANCIAL CORPORATION
                       ANNOUNCES A MERGER WITH NATIONWIDE

Des Moines, Iowa, June 4, 1998 --- ALLIED Life Financial Corporation (NASDAQ:
ALFC) announced that it yesterday entered into an Agreement and Plan of Merger to be acquired by Nationwide Mutual Insurance Company ("Nationwide") at a price of $30 per share cash. The transaction is subject to regulatory approvals and approval by the ALFC shareholders if required. The transaction is structured as a tender offer for all of the outstanding shares of common stock of ALFC, to be followed by a second-stage merger of a subsidiary of Nationwide with and into ALFC.

The Agreement and Plan of Merger was recommended to the Board by a committee of directors who are not affiliated with ALLIED Group, Inc. or ALLIED Mutual Insurance Company, the parent company of ALFC.

ALFC is a holding company that, through its principal subsidiary, ALLIED Life Insurance Company, underwrites, markets, and distributes life insurance and annuity products in the United States. Company financial information is on the Internet at http://www.cfonews.com/alfc.

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